Düsseldorf, February 21, 2006

Ad hoc Announcement

Ref.: Takeover offer for Endesa, S.A.

E.ON AG: takeover offer for 100 percent of Endesa, S. A., for 27.50 Euros per share

E.ON AG has decided to make a takeover offer for 100 percent of the shares and American depositary shares of Endesa, S. A., for a price of 27.50 Euros per share in cash.

E.ON AG (“E.ON”) will today issue a takeover offer for 100 percent of the shares and American depositary shares of Endesa, S. A. (“Endesa”), for a price of 27.50 Euros per share in cash or approx. 29.1 billion Euros in total. The total transaction volume is approx 55.2 billion Euros, including net financial liabilities, provisions, and minority interests of approx. 26,1 billion Euros disclosed by Endesa as of December 31, 2005.

If Endesa shareholders are paid a dividend prior to the transaction’s completion, the offer price of 27.50 Euros per share will be reduced by the amount of the per-share dividend.

The offer is subject to the following conditions:

1.	E.ON must, in response to this offer, acquire at least 529,481,934 Endesa shares, equal to 50.01 percent of Endesa’s capital stock.

2.	The annual general meeting of Endesa must pass the following changes to Endesa’s Articles of Association:

a.	Change Article 32 to eliminate all limitations on the exercising of voting rights;

b.	Change Articles 37 and 38 to eliminate the requirements regarding categories of Directors and the composition of Board of Directors;

c.	Change Article 42, to eliminate the prerequisites for the appointment of Endesa’s Directors or Chief Executive Officer.

E.ON will submit its offer to the CNMV, Spain’s securities regulator this morning, after which it will issue additional information.

- End of ad hoc announcement – February 21, 2006

February 21, 2006

Press Release

Preliminary results for 2005:

•	Adjusted EBIT up 8 percent

•	Net income up 71 percent

•	Dividend proposal: €7 per share

In conjunction with its announced takeover offer for Endesa, E.ON today disclosed preliminary, unaudited1 results for the 2005 financial year.

E.ON grew sales by 21 percent, from €46.7 billion to €56.4 billion. The main drivers were the passthrough of power procurement costs pursuant to Germany’s Renewable Energy Law, higher average power and gas prices, higher sales volumes, and the consolidation of newly acquired companies.

Adjusted EBITDA2 of €10.3 billion was 5 percent higher than the prior year’s €9.7 billion. Adjusted EBIT2 rose by 8 percent to €7.3 billion (prior year: €6.8 billion). The earnings improvement is mainly attributable to higher wholesale electricity prices and increased hydroelectric generation in Scandinavia.

E.ON’s net income (after taxes and minority interests) considerably surpassed the high prior-year figure thanks to the book gains on the disposals of Viterra and Ruhrgas Industries. At €7.4 billion, net income was 71 percent above the previous year’s €4.3 billion.

In 2005 E.ON again increased its returns. Its ROCE3 of 12.1 percent (prior year: 11.5 percent) was significantly above of its cost of capital of 9 percent.

E.ON’s cash provided by operating activities of €6.6 billion was 13 percent higher than the prior-year figure of €5.8 billion.

At the E.ON Annual Shareholders Meeting on May 4, 2006, the Board of Management will propose to the Supervisory Board that E.ON to pay a cash dividend of €7.00 per ordinary share. This includes a special dividend of €4.25 per ordinary share, by which E.ON realizes the transfer of the equivalent value of its Degussa shareholding to its shareholders as the company announced last year.

1 2005 figures in this release are preliminary and unaudited. 2004 figures are pro forma. The 2005 E.ON Annual Report will be released and available for downloading at www.eon.com on March 9, 2006.

2 E.ON prepares its consolidated financial statements on the basis of U.S. GAAP. When presented on a consolidated basis, Adjusted EBIT and Adjusted EBITDA are each considered to be non-GAAP financial measures. Adjusted EBIT has been derived from U.S. GAAP net income as follows: Income (loss) from continuing operations before income taxes and minority interests (2005: €7,208 million) has been adjusted to exclude certain non-operating items (2005: €902 million). These items include net book gains resulting from disposals, as well as restructuring expenses and other non-operating earnings of an exceptional nature. In addition, interest income is adjusted using economic criteria, and this figure (2005: -€1,027 million) is also subtracted from income (loss) from continuing operations before income taxes and minority interests. Adding income taxes (2005: -€2,276 million) and minority interests (-€553 million) yields income (loss) from continuing operations (2005: €4,379 million). Net income is then determined by adding to this figure income (loss) from discontinued operations (2005: €3,035 million, consisting primarily the book gains from the disposal of Viterra and Ruhrgas Industries) and certain very minor adjustments, with the result being net income in accordance with U.S. GAAP (2005: €7,407 million). For additional information on E.ON’s calculation of Adjusted EBIT, see E.ON’s Annual Report on Form 20-F for 2004. Adjusted EBIT is calculated by subtracting from adjusted EBITDA depreciation and amortization affecting adjusted EBIT (2005: an aggregate of €2,939 million).

3 ROCE equals adjusted EBIT divided by capital employed. Adjusted for discontinued operations, E.ON’s annual average capital employed in 2005 was €60,398 million. Capital employed represents the interest-bearing capital tied up in the Group. Capital employed is equal to a segment’s operating assets less the amount of noninterestbearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.